Ms. Karen L. Gallagher, PFO
Syntroleum Corporation
5416 S Yale, Ste 400
Tulsa, OK 74135
January 11, 2010

Mr. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	Syntroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
Definitive Proxy Statement on Schedule 14A, filed April 13, 2009
File No. 000-21911
Response Letter Submitted October 21, 2009

Dear Mr. Schwall:

The purpose of this letter is to respond to your letter dated January 7, 2010. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
General

1.	Please correct the date on your earlier response letter to October 21, 2009, the date that you submitted it on EDGAR, and resubmit on EDGAR.

We have corrected the date on our earlier response letter and resubmitted on EDGAR. The letter is dated October 21, 2009.

Financial Statements
Note 8 – Stockholders’ Equity, page F-14

2.	We note your response to prior comment 4, indicating that you recorded $8.6 million in debt issuance cost for the warrants issued to Tyson Foods, Inc. because it was providing the letter of credit for both its share and your share of the Gulf Opportunity Zone Bonds issued by your Dynamic Fuels joint venture. We have consulted with our Division’s Office of Chief Accountant and believe that the value of the warrants would be more appropriately reported as an additional cost of the investment in Dynamic Fuels, incurred on its behalf, with amortization of the difference between your investment and equity in the investee combined with your portion of the equity in the earnings or loss of the investee.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Page

We will reclassify the $8.6 million in debt issuance costs presented in Other Assets for the warrants issued to Tyson Foods, Inc to our Investment in Dynamic Fuels, LLC on our Consolidated Balance Sheets. We respectfully request to reclassify this in our future filings, including our 10-K filing for 2009. The impact to the 2008 financials is shown below in the chart.

Impact to Consolidated Balance Sheets	2008 Reclassified		2008 Original
Investment in Dynamic Fuels, LLC		$26,059,000		$17,486,000
Other Assets, net		$1,702,000		$10,275,000
Total Assets		$38,838,000		$38,838,000

Impact to Consolidated Statement of Operations
General, administrative and other	$	No Impact	$	No Impact
Loss of Equity in Dynamic Fuels, LLC	$	No Impact	$	No Impact
Net Income (Loss)		$(4,138,000)		$(4,138,000)

We will amortize this additional cost of the investment in Dynamic Fuels to the equity in the investee combined with our portion of the equity in the earnings or loss in 2009 in accordance with ASC 323-10-35-13.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 918-764-3404.

Very truly yours,

/s/ Karen L. Gallagher
By Karen L. Gallagher
Senior Vice President of Finance/Principal Financial Officer